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                            June 28, 2021

       Paul Elenio
       Chief Financial Officer
       Arbor Realty Trust, Inc.
       333 Earle Ovington Boulevard
       Suite 900
       Uniondale, NY 11553

                                                        Re: Arbor Realty Trust,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            File No. 001-32136
                                                            Filed February 19,
2021

       Dear Mr. Elenio:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 46

   1. We note your disclosure of the cause of the increase in credit facilities and repurchase agreements on page 41.
Please tell us what consideration you gave to also disclosing the average quarterly
balance of your repurchase agreements for each of the past three years, the period end
balance for each of those quarters, and the maximum balance at any month end.
 Paul Elenio
Arbor Realty Trust, Inc.
June 28, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions.



FirstName LastNamePaul Elenio                             Sincerely,
Comapany NameArbor Realty Trust, Inc.
                                                          Division of
Corporation Finance
June 28, 2021 Page 2                                      Office of Real Estate
& Construction
FirstName LastName